UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 13, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Fourth Quarter 2024 Earnings Release 13 February, 2025 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. The announced results of the full year of 2024 are preliminary and subject to audit adjustments . For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20 - F filed on April 3, 2024 . 2

2024 Recap  Consolidated revenues grew 2% YoY in 2024, with ATM revenues up 3% YoY.  Leading - edge advanced packaging and testing revenues were over US$600 million, accounting for around 6% of ATM revenues, up from US$250 million in 2023.  Our testing business grew 9% YoY in 2024, and in particular, grew 18% YoY in 4Q24 .  Machinery capex was US$1.9 billion, up a billion versus 2023 mainly driven by advanced packaging and testing. Note: All dollar figures are in NTD unless otherwise stated.

2025 Outlook  ATM business to outgrow the logic semiconductor market driven by strong momentum of our leading - edge advanced packaging and our testing businesses.  Leading - edge advanced packaging and testing revenues to increase by US$1 billion versus 2024, contributing 10% of growth, while the general segment to grow mid - to - high single digit YoY.  Expanding investment in R&D, human capital, advanced capacity, and smart factory buildings.

Market Landscape & ASE Positioning  Total semiconductor revenues are likely to reach $ 1 trillion in the next decade.  ASE is well - positioned to benefit from the strong demand of leading - edge advanced technology and the growing volume of peripheral chips on accelerating edge AI adoption.  A comprehensive technology toolbox (3D, 2.5D, fan - out, panel level, SiP , CPO, Power, automation) and scale advantages make ASE the preferred partner for customers.  ASE’s strong financial performance and flexibility/agility in handling business model evolutions further widen the moat against competitors.

Consolidated Statements of Income

Quarterly Comparison
(Unaudited)

(NT$ million)	Q4 / 2024	%	Q3 / 2024[2]	%	Q4 / 2023	%	QoQ	YoY
Net Revenues:								
ATM	87,208	53.7%	84,545	52.8%	80,761	50.3%	3%	8%
EMS	74,243	45.8%	74,871	46.8%	79,155	49.3%	-1%	-6%
Others	813	0.5%	689	0.4%	665	0.4%	18%	22%
Total Net Revenues	162,264	100.0%	160,105	100.0%	160,581	100.0%	1%	1%
Gross Profit	26,631	16.4%	26,426	16.5%	25,761	16.0%	1%	3%
Operating Income (Loss)	11,211	6.9%	11,470	7.2%	11,815	7.4%	-2%	-5%
Pretax Income (Loss)	11,441	7.1%	12,325	7.7%	12,367	7.7%	-7%	-7%
Income Tax Benefit (Expense)	(1,862)	-1.1%	(2,052)	-1.3%	(2,461)	-1.5%		
Non-controlling Interests	(267)	-0.2%	(540)	-0.3%	(514)	-0.3%		
Net Income Attributable to Shareholders of the Parent	9,312	5.7%	9,733	6.1%	9,392	5.8%	-4%	-1%
Basic EPS(NT$)	2.15		2.25		2.18		-4%	-1%
Diluted EPS(NT$)	2.07		2.18		2.13		-5%	-3%
Additional Commentary From Management[1]*:*								
Gross Profit excl. PPA expenses	27,274	16.8%	27,360	17.1%	26,668	16.6%	0%	2%
Operating Income excl. PPA expenses	12,117	7.5%	12,668	7.9%	12,984	8.1%	-4%	-7%
Net income attributable to shareholders of the parent excl. PPA expenses	10,187	6.3%	10,906	6.8%	10,544	6.6%	-7%	-3%
Basic EPS(NT$) excl. PPA expenses	2.36		2.52		2.45		-6%	-4%

[1]: We exclude depreciation, amortization, other expenses, and income tax benefit in connection with business combinations. Please refer to Appendix 1 for details.
[2]: As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period.

6

Consolidated Statements of Income Yearly Comparison (unaudited) (NT$ million) FY / 2024 % FY / 2023 % YoYNet Revenues: ATM 321,291 54.0% 311,131 53.5% 3% EMS 271,293 45.5% 268,218 46.1% 1% Others 2,826 0.5% 2,565 0.4% 10% Total Net Revenues 595,410 100.0% 581,914 100.0% 2% Gross Profit 96,932 16.3% 91,757 15.8% 6% Operating Income (Loss) 39,167 6.6% 40,328 6.9% -3% Pretax Income (Loss) 41,684 7.0% 42,600 7.3% -2% Income Tax Benefit (Expense) (7,758) -1.3% (9,043) -1.6% Non-controlling Interest (1,443) -0.2% (1,832) -0.3% Net Income Attributable to Shareholders of the Parent 32,483 5.5% 31,725 5.5% 2% Basic EPS 7.52 7.39 2% Diluted EPS 7.23 7.18 1% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 100,423 16.9% 95,401 16.4% 5% Operating Income excl. PPA expenses 43,710 7.3% 45,021 7.7% -3% Net income attributable to shareholders of the parent excl. PPA expenses 36,905 6.2% 36,352 6.2% 2% Basic EPS excl. PPA expenses 8.54 8.46 1% 1 : We exclude depreciation, amortization, other expenses, and income tax benefit in connection with business combinations. Pl eas e refer to Appendix 1 for details. 7

Consolidated Operations (Unaudited) 8 72,524 75,256 82,590 80,761 72,862 76,676 84,545 87,208 57,731 60,384 70,948 79,155 59,326 62,853 74,871 74,243 14.8% 16.0% 16.2% 16.0% 15.7% 16.4% 16.5% 16.4% 5.9% 6.9% 7.4% 7.4% 5.7% 6.4% 7.2% 6.9% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin 2 : As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period. 2

ATM Statements of Income Quarterly Comparison (Unaudited) 9 (NT$ million) Q4 / 2024 % Q3 / 2024 2 % Q4 / 2023 % QoQ YoY Net Revenues: Packaging 71,342 80.7% 70,290 81.9% 67,378 82.1% 1% 6% Testing 15,713 17.8% 14,124 16.5% 13,363 16.3% 11% 18% Direct Material 1,233 1.4% 1,295 1.5% 1,205 1.5% -5% 2% Others 75 0.1% 81 0.1% 58 0.1% -7% 29% Total Net Revenues 88,363 100.0% 85,790 100.0% 82,004 100.0% 3% 8% Gross Profit 20,609 23.3% 19,795 23.1% 19,218 23.4% 4% 7% Operating Income (Loss) 9,435 10.7% 9,219 10.7% 9,212 11.2% 2% 2% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 21,213 24.0% 20,689 24.1% 20,091 24.5% 3% 6% Operating Income excl. PPA expenses 10,289 11.6% 10,363 12.1% 10,335 12.6% -1% 0% 1 : We exclude depreciation, amortization, other expenses, and income tax benefit in connection with business combinations. Please refer to Appendix 1 for details. 2 : As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period.

ATM Statements of Income Yearly Comparison (unaudited) (NT$ million) FY / 2024 % FY / 2023 % YoYNet Revenues: Packaging 265,858 81.6% 260,486 82.7% 2% Testing 54,562 16.7% 49,881 15.8% 9% Direct Material 5,130 1.6% 4,574 1.4% 12% Others 325 0.1% 174 0.1% 87% Total Net Revenues 325,875 100.0% 315,115 100.0% 3% Gross Profit 73,163 22.5% 68,718 21.8% 6% Operating Income (Loss) 31,986 9.8% 31,846 10.1% 0% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 76,453 23.5% 72,214 22.9% 6% Operating Profit excl. PPA expenses 36,276 11.1% 36,342 11.5% 0% 10 1 : We exclude depreciation, amortization, other expenses, and income tax benefit in connection with business combinations. Pl eas e refer to Appendix 1 for details.

ATM Operations (Unaudited) 11 14,749 16,161 18,590 19,218 15,557 17,201 19,795 20,609 73,319 76,108 83,684 82,004 73,908 77,813 85,790 88,363 20.1% 21.2% 22.2% 23.4% 21.0% 22.1% 23.1% 23.3% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 NT$ million Gross Profit Gross Margin Revenue 2 : As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period. 2

ATM Revenues by Application (Unaudited) 12 50% 48% 52% 53% 52% 49% 50% 53% 17% 19% 19% 17% 18% 19% 18% 17% 33% 33% 29% 30% 30% 32% 32% 30% 0% 20% 40% 60% 80% 100% Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)



100%
80%
60%
40%
20%
0%
Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Q2/24
Q3/24
Q4/24
1% 16% 8% 34% 41%
2% 16% 7% 34% 41%
1% 15% 8% 32% 44%
2% 16% 8% 30% 44%
2% 16% 9% 30% 43%
2% 16% 7% 31% 44%
2% 16% 8% 29% 45%
1% 18% 7% 27% 47%
Material
Testing
Others
Wirebonding
Bump/FC/WLP /SiP

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EMS Operations Quarterly/Yearly Comparison (unaudited) (NT$ million) Q4 / 2024 % Q3 / 2024 % Q4 / 2023 % QoQ YoY EMS Net Revenues 74,895 100.0% 75,384 100.0% 79,182 100.0% -1% -5% Gross Profit 6,182 8.3% 6,757 9.0% 6,686 8.4% -9% -8% Operating Income (Loss) 1,986 2.7% 2,453 3.3% 2,799 3.5% -19% -29% (NT$ million) FY / 2024 % FY / 2023 % YoY EMS Net Revenues 272,550 100.0% 268,309 100.0% 2% Gross Profit 24,415 9.0% 23,362 8.7% 5% Operating Income (Loss) 7,990 2.9% 8,980 3.3% -11% 14

EMS Operations Quarterly Revenues by Application (unaudited) 15 35% 34% 34% 40% 34% 33% 34% 37% 8% 8% 8% 11% 12% 11% 9% 9% 29% 33% 37% 28% 27% 29% 36% 33% 17% 15% 12% 11% 12% 13% 11% 11% 9% 8% 7% 8% 12% 11% 9% 8% 2% 2% 2% 2% 3% 3% 1% 2% 0% 20% 40% 60% 80% 100% Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 16 (NT$ million) Dec. 31, 2024 Sept. 30, 2024 2 Cash and cash equivalent $76,493 $71,711 Financial assets - current 9,376 6,643 Financial assets - non current & investments - equity method 41,810 42,300 Property, plant & equipment 312,531 283,886 Total assets 740,698 714,648 Short-term loans & short-term bills payable 47,445 56,726 Current portion of bonds payable 14,998 18,099 Current portion of long-term loans 3,885 5,432 Bonds payable 17,978 17,073 Long-term loans 121,750 108,003 Total interest bearing debts 213,868 213,225 Total liabilities 394,911 383,538 Total equity (Including non-controlling interest) 345,787 331,110 Quarterly EBITDA* 28,797 28,692 2024 Full Year EBITDA 107,555 Current ratio 1.19 1.18 Net debt to equity ratio 0.37 0.41 2 : As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period. *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items .

Equipment Capital Expenditures vs. EBITDA (Unaudited) 17 231 209 239 234 228 406 603 640 781 843 885 895 766 811 888 895 0 200 400 600 800 1,000 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 US$ million Capex EBITDA* 2 : As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period. *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items . 2

First Quarter 2025 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2025 to be as follows:  In NT dollar terms, our ATM 1st quarter 2025 revenues should decline by mid - single digits quarter over quarter;  Our ATM 1st quarter gross margin should decline by slightly more than one percentage point quarter over quarter;  In NT dollar terms, our EMS 1st quarter 2025 revenues should decline slightly year over year;  Our EMS 1st quarter 2025 operating margin should decline by 30 basis points year over year. 18

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/2024[3&4]	Q2/2024[3&4]	Q3/2024[2,3&4]	Q4/2024[3&4]	FY/2024[3&4]
Revenues	132,802,855	140,238,063	160,105,107	162,263,560	595,409,585
COGS	111,981,689	117,183,829	133,679,394	135,632,929	498,477,841
PPA under COGS	954,137	958,574	934,749	643,518	3,490,978
Gross profit	20,821,166	23,054,234	26,425,713	26,630,631	96,931,744
Gross profit excl. PPA	21,775,303	24,012,808	27,360,462	27,274,149	100,422,722
OPEX	13,343,693	14,045,894	14,955,682	15,420,090	57,765,359
PPA under OPEX	262,917	263,176	263,418	262,980	1,052,491
Operating income	7,477,473	9,008,340	11,470,031	11,210,541	39,166,385
Operating income excl. PPA	8,694,527	10,230,090	12,668,198	12,117,039	43,709,854
Non Op gain/(loss)	334,868	1,096,772	854,753	230,709	2,517,102
PPA under Non Op gain/ (loss)	1,027	3,670	859	11,986	17,542
Non Op gain/ (loss) excl. PPA	335,895	1,100,442	855,612	242,695	2,534,644
Pretax income	7,812,340	10,105,112	12,324,784	11,441,250	41,683,486
PPA under Pretax income	1,218,081	1,225,420	1,199,026	918,484	4,561,011
Pretax income excl. PPA	9,030,421	11,330,532	13,523,810	12,359,734	46,244,497
Tax expenses	1,893,199	1,950,137	2,052,371	1,862,138	7,757,845
PPA under Tax expense	(21,989)	(12,940)	(13,849)	(32,703)	(81,481)
Tax expense excl. PPA	1,915,188	1,963,077	2,066,220	1,894,841	7,839,326
Non-controlling interests	258,783	377,466	539,872	267,042	1,443,163
PPA under Non-controlling interests	22,278	12,036	11,339	10,933	56,586
Non-controlling interests excl. PPA	281,061	389,502	551,211	277,975	1,499,749
Net income attributable to shareholders of the parent	5,660,358	7,777,509	9,732,541	9,312,070	32,482,478
PPA expenses under Net income attributable to shareholders of the parent	1,173,814	1,200,444	1,173,838	874,848	4,422,944
Net income attributable to shareholders of the parent excl. PPA	6,834,172	8,977,953	10,906,379	10,186,918	36,905,422
Total PPA expenses	1,196,092	1,212,480	1,185,177	885,781	4,479,530
Basic EPS (NT$)	1.31	1.80	2.25	2.15	7.52
Basic EPS (NT$) excl. PPA	1.58	2.08	2.52	2.36	8.54
Diluted EPS (NT$)	1.27	1.75	2.18	2.07	7.23
Diluted EPS (NT$) excl. PPA	1.54	2.03	2.45	2.27	8.23

[2]: As of December 31, 2024, we have completed the purchase price allocation of business combination, and have retrospectively adjusted the consolidated financial results for the prior period.

[3]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL and ASE/Infineon transaction, which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $1.13bn in 1Q24, $1.17bn in 2Q24, 1.14bn in 3Q24, 0.85bn in 4Q24, and $4.29bn in 2024.

[4]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash and USI/Hirschmann transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.07bn in 1Q24, $0.04bn in both 2Q24, 3Q24 and 4Q24, and 0.19bn in 2024.

20